200 East Randolph Drive Chicago, Illinois 60601

James S. Rowe
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2191		312 861-2200
jrowe@kirkland.com	www.kirkland.com

December 15, 2006

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Brigitte Lippmann Lesli Sheppard Pamela A. Long Gus Rodriguez Jeanne Baker

	Re:	Indalex Holdings Finance, Inc. Amendment No. 1 to Registration Statement on Form S-4 (SEC File No. 333-138178), originally filed October 24, 2006

Ladies and Gentlemen:

Indalex Holdings Finance, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-4 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated November 22, 2006. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-4 filed on October 24, 2006. Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

General

1.                                       Provide us with an executed supplemental letter that:

•                  states you are registering the exchange offer in reliance upon the relevant Exxon Capital no-action letters, and

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

•                  includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The Company is furnishing a supplemental letter containing the requested statements and representations to the Staff today.

2.                                       Please update the financial statements based on interim data through September 30, 2006 in accordance with Rule 3-12 of Regulation S-X.

Response: The Company has updated the financial statements based on interim data through October 1, 2006 throughout.

3.                                       To the extent any subsidiaries come into existence and are made guarantors on the notes prior to the expiration of your exchange offer, please confirm to us that you will update the registration statement to revise the facing page, the financial statements and the signature pages accordingly.

Response: We hereby confirm that to the extent any subsidiaries come into existence and are made guarantors on the notes prior to the expiration date of the exchange offer, the Company will update the registration statement to revise the facing page, the financial statements and the signature pages accordingly.

4.                                       Please do not use smaller type in tables, as you do on pages 20-22, 55, 58-59, 67, and in the financial statements.

Response: The Company has revised the tables in response to the Staff’s comment. Please see pages 17, 18, 19, 57, 58 and 67 of the Amendment and the financial statements included in the Amendment.

5.                                       We note that on November 16, 2006, Indalex Holding Corp. signed a definitive agreement to sell the assets of its drawn tube manufacturing operation in Winton, N.C. to Spectube Inc. If material, please provide disclosure in the prospectus.

Response: The Company has provided disclosure regarding the sale of the assets in Winton, North Carolina in the MD&A section on page 70 of the Amendment and in the financial statements on page F-75 of the Amendment.

6.                                       As you are aware, Section 314(d) of the Trust Indenture Act requires the obligor to furnish to the indenture trustee certificates or opinions of fair value from an engineer, appraiser or other expert upon any release of collateral from the lien of the indenture. The engineer, appraiser or other expert must opine that the proposed release will not impair the security under the indenture in contravention of the provisions of the indenture. We note that the indenture and certain collateral agreements contemplate the release of collateral subject to the lien of the indenture in a number of circumstances. In this regard, we note, for example and without limitation, your description of the Intercreditor Agreement and the expansive power of the first lien holders to cause, under a variety of circumstances, the release of collateral subject to the lien of the indenture. We also note the release of subsidiary capital stock specifically pursuant to the so-called “collateral cutback provision.” Please explain how you intend to comply with the requirements of Section 314(d). If you do not intend to furnish certificates or opinions, please explain how this is consistent with Section 314(d).

Response: The notes are secured on a second-priority basis pursuant to the noteholder Security Agreement and other documents creating a lien upon the collateral (collectively, the “Security Documents”) and the Intercreditor Agreement. Any liens securing the notes are expressly second in priority to all liens that secure the revolving credit facility and any future indebtedness permitted to be incurred and secured by a first-priority lien. In the event that first-priority liens are released in connection with the disposition of collateral, Section 5.01(a) of the Intercreditor Agreement provides that the second-priority liens securing the notes will automatically be released. With respect to releases of collateral subject to the lien in accordance with the terms of the Security Documents and the Intercreditor Agreement, the Company does not believe that compliance with Section 314(d) of the Trust Indenture Act (the “TIA”) is required. The Company believes, based on its review of the legislative history of the TIA and the Staff’s no-action positions, that the requirement to provide certificates and opinions contained in Section 314(d) should not apply to the Company in situations where the Security Documents and Intercreditor Agreement do not require or allow the indenture trustee to have control over or input with respect to the disposition or release of collateral.

The Company respectfully notes that the Staff took a no-action position in the International Harvester Company SEC No-Action Letter (avail. April 25, 1983) (“International Harvester”) with respect to deletion of the release provisions specified in Section 314(d) of the TIA from an indenture which was secured only derivatively by operation of an equal and ratable security clause. In International Harvester, the release of the collateral was governed by shared collateral documents and was monitored by a shared collateral trustee, not by the indenture trustee. It was argued that where debentureholders did not have any control over the release of shared collateral, debentureholders would not benefit from the delivery of appraisals to the indenture trustee under Section 314(d). Although the debentures in International Harvester were secured equally and ratably with other debt, rather than on a second-priority basis, the Company believes that the same reasoning applies. Consistent with International Harvester, the Company believes that Section 314(d) of the TIA serves no purpose where (i) decisions regarding whether collateral is maintained or released are made exclusively by a party other than the indenture trustee, (ii) neither the indenture trustee nor the noteholders currently has any control over, or input into, decisions regarding the collateral and (iii) the collateral securing the notes also secures senior debt of the Company, such as the revolving credit facility.

The legislative intent of Section 314(d) demonstrates that the TIA is intended to protect investors against abuses arising from the release and substitution of collateral by requiring, upon the release of collateral from the lien of the indenture, the delivery to the indenture trustee of a certificate or opinion that such release will not impair the security under the indenture in contravention of the terms thereof. As noted in International Harvester, “appraisals required by Section 314(d) were intended to provide trustees with reliable information as to the value of collateral so that trustees could independently determine whether proposed releases of collateral complied with the terms of the indenture.” This purpose is not served, however, if the security arrangements are created pursuant to documents other than the indenture and the indenture trustee has no control over the release of collateral. Therefore, the Company believes that it is not required to provide certificates and opinions under Section 314(d) in connection with releases of liens on collateral that occur automatically pursuant to the terms of the Security Documents and Intercreditor Agreement, that are independent of the indenture and over which the indenture trustee has no control or input.

The security interest in the collateral securing the notes was not created by the indenture, but instead was created and is subject to the terms of the Security Documents and the Intercreditor Agreement, all of which exist separately from, and are not dependent on, the indenture. For example, the Company’s inventory is included in the collateral that is secured for the benefit of noteholders by the second-priority lien, but upon a sale of inventory to a customer in the ordinary course of business, the lien is automatically released, and the Company is not required to deliver a certificate or opinion to the trustee. It would not be practicable, nor would it provide additional protection to noteholders, to require the Company to deliver a certificate or opinion to the trustee every time it makes a sale of inventory to a customer in the ordinary course of business.

The “collateral cutback provision” provides that the capital stock and other securities of Indalex Holding Corp. (the “Issuer”) or any subsidiary of the Company or the Issuer will constitute collateral securing the notes only to the extent that such capital stock can secure the notes without Rule 3-16 of Regulation S-X under the Securities Act requiring separate financial statements of the Issuer or such subsidiary to be filed with the SEC. Similar to the automatic release of second-priority liens upon the release of first-priority liens, the “collateral cutback provision” operates automatically by the terms of the noteholder Security Agreement and exists separately from, and is not dependent on, the indenture.

The Company agrees with the Staff that if the indenture trustee has control over or a vote with respect to the disposition or release of the collateral, Section 314(d) of the TIA would apply, and in those circumstances, the Company fully intends to comply with Section 314(d).

In addition, the indenture in Section 11.03(a) sets forth certain circumstances in which the Company may be explicitly required to deliver the opinions and certificates contemplated by Section 314(d) of the TIA, and in those circumstances, the Company intends to comply fully with those requirements. These circumstances are: (1) if all other liens on such property or assets securing first-priority lien obligations (and pari passu lien obligations, if any) are released, whether as a result of prepayment in full and termination of all such obligations or otherwise; (2) to enable the Company or a subsidiary guarantor to dispose of property or assets to the extent not prohibited by the asset sale covenant contained in Section 4.06 of the indenture; (3) to release the property and assets of a guarantor that is released from its guarantee; (4) pursuant to an amendment or waiver in accordance with Article 9 of the indenture; or (5) if the notes have been defeased pursuant to Section 8.01(b) of the indenture. In these circumstances, the Company intends to provide an officers’ certificate or opinion to the trustee, and, in cases where Section 314(d) of the TIA requires that such certificate or opinion be made by an independent person, an appraisal by an independent person in accordance with Section 314(d) of the TIA. In Section 11.04 of the indenture, the Company has agreed that:

“To the extent applicable, the Company and each obligor on the Securities shall cause TIA § 313(b), relating to reports, and TIA § 314(d), relating to the release of property or securities from the Lien hereof and of the Security Documents, to be complied with. Any certificate or opinion required by § 314(d) of the TIA may be made by an Officer of the Company, except in cases where § 314(d) of the TIA requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care.”

The Company intends to comply fully with these provisions. The Company believes Section 11.03(a) of the indenture relates only to the Company’s obligations under the TIA and does not restrict or otherwise affect the Company’s and its subsidiaries’ rights or abilities to release collateral pursuant to the terms of the Security Documents and the Intercreditor Agreement.

Prospectus Front Cover

7.                                       Please show the guarantees as a separate security, identifying the guarantors and their relationship to the co-issuers.

Response: The Company has revised the prospectus front cover to show the guarantees as a separate security. The guarantors are Indalex Holdings Finance, Inc., the parent company of the Issuer, and the domestic subsidiaries of the Issuer. The Company directs the Staff’s attention to the second bullet point on the prospectus front cover.

8.                                       Please also disclose whether the guarantors will wholly and unconditionally guarantee the notes.

Response: The Company has made the requested revision in response to the Staff’s comment. Please see the second bullet point on the prospectus front cover included in the Amendment.

Industry and Market Data, page i

9.                                       Please revise the second paragraph of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response: The Company has made the requested revision in response to the Staff’s comment. Please see page ii of the Amendment.

Prospectus Summary, page 1

10.                                 Disclosure on pages 1-6 of the prospectus summary is repetitive of information contained in the Business section. Please delete Industry Overview, Our Competitive Strengths, and Our Business Strategy from the prospectus summary, as they merely duplicate information elsewhere in the filing and appear unnecessary in an exchange offer to existing investors of the notes. Please review and revise the entire summary section to eliminate unnecessary repetitive disclosure. As one example, we note that you repeat the fourth sentence of the italicized paragraph even within your summary on page 3. See Final Rules on Plain English Disclosure, Release No. 33-7497, January 28, 1998.

Response: The Company has made the requested revisions in response to the Staff’s comment. Please see pages 1 to 3 of the Amendment.

11.                                 Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

Response: The Company has provided additional disclosure regarding the basis for its assertions about its competitive position within its industry. Please see pages 1, 2, 91, 93, 96, 98 and 100 of the Amendment. The Company did not fund the “Aluminum Statistical Review for 2004” report or other data compiled by the Aluminum Association but is a member of and pays dues to the Aluminum Association. Aluminum Association data consists of industry consensus estimates, and an employee of the Company is a member of the Aluminum Association Statistical and Market Research Committee. Aluminum Association data is available to the public for a fee, and the Company has paid these fees. The Company did not fund and it not otherwise affiliated with the “Shapemakers 2006 Buyers’ Guide” report or other data complied by the Aluminum Extruders Council. Aluminum Extruders Council data is available to the public for free or for a fee.

12.                                 Please balance your disclosure concerning your competitive position by stating that you have agreed not to engage in any competing aluminum extrusion activities in China so long as you have an ownership interest in AAG. We note your disclosure on page 99.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 3 of the Amendment.

13.                                 Please include the ratio of earning to fixed charges for the last five years and most recent interim period in the Summary section.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 18 of the Amendment.

14.                                 In the second paragraph on page 1 where you disclose your net sales, please revise to disclose your net losses for the same periods.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 1 of the Amendment.

Significant Purchasing Power, page 4

15.                                 Please tell us the names of the countries where your suppliers in the Middle East are located.

Response: The Company’s suppliers in the Middle East are located in Dubai, United Arab Emirates and Bahrain.

The Transactions, page 7

16.                                 Please quantify each component of the fees and expenses in footnote 4 in this section and on page 51.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see pages 5 and 50 of the Amendment.

Equity Sponsor, page 10

17.                                 Please revise this section to eliminate the disclosure that does little more than market Sun Capital Partners and its business.

Response: The Company has made the requested revisions in response to the Staff’s comment. Please see page 6 of the Amendment.

Summary of the Exchange Offer, page 11

Expiration Date, page 12

18.                                 As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: We hereby confirm that the offer will be open at least through 5:00 p.m. on the twenty-first business day.

Federal Income Tax Considerations, page 14

19.                                 Please state that this information is counsel’s opinion and identify counsel here.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 10 of the Amendment.

Collateral, page 8

20.                                 Please disclose the book value of the assets that are securing the exchange notes as of the date of the latest financial statements included in your prospectus. You should update this figure in subsequent periodic reports so long as the exchange notes are secured.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 14 of the Amendment.

21.                                 We note that the exchange notes will be secured by 100% of your capital stock and your domestic subsidiaries capital stock and 65% of the capital stock of your foreign subsidiaries directly owned by you or any guarantor, limited to the extent that the market value or book value of the capital stock of each such entity that is pledged has a value equal to or greater than 20% of the aggregate principal amount of the notes. Based on the nature of this collateral agreement, we believe that a clear understanding of the collateral is necessary. Please revise MD&A to address the following, in the Form S-4 and in subsequent exchange act filings:

•                  Provide a reasonable description of the collateral clause.

•                  List each company that constitutes collateral under the agreement.

•                  List each company that does not constitute collateral under the agreement.

•                  Disclose how you determined the book value and market value of each company.

•                  Disclose the book value and market value of each company.

•                  Disclose the amount of changes in the values for each company that could result in that company moving into, or out of the collateral pool and address any known trends in this regard.

Response: The Company has provided additional disclosure in response to each of the Staff’s six bulleted comments. Please see pages 79 to 80 of the Amendment.

With respect to the Staff’s fifth bulleted comment, the Company has not determined the market value for each company whose capital stock constitutes collateral under the Security Documents. Rule 3-16(b) of Regulation S-X provides that financial statements of an affiliate of a registrant whose securities constitute collateral for the notes shall be filed with the SEC, if the aggregate principal amount, par value, or book value of the securities as carried by the registrant, or the market value of such securities, whichever is the greatest, equals 20% or more of the principal amount of the secured class of securities. Since the book value of the capital stock of each of Indalex Holding Corp. and Indalex Inc. exceed 20% of the principal amount of the notes, the Company does not believe that it is necessary calculate the market value of those entities for purposes of Rule 3-16. The Company believes it is acceptable to use the book value of capital stock for Dolton Aluminum Company, Inc., Caradon Lebanon Inc. and Indalex Limited for purposes of applying Rule 3-16 because no quoted market prices exist for the Company’s investment in such subsidiaries.

Risk Factors, page 23

22.                                 Delete the middle sentences in the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

Response: The Company has made the requested revision in response to the Staff’s comment. Please see page 20 of the Amendment.

23.                                 In each risk factor, please disclose the risk as quickly as possible and provide only enough detail to place the risk in context. In some of your risk factors, the actual risk you are trying to convey does not stand out from the extensive detail you provide. Also, many of your paragraphs are very long and should be broken into shorter paragraphs.

Response: The Company has made the requested revisions in response to the Staff’s comment. Please see pages 20 to 40 of the Amendment.

24.                                 Under distinct risk factor subheadings, please discuss the risks that:

•                  Investors may not be able to determine when a change of control giving rise to their right have the exchange notes repurchased by the company has occurred following a sale of “substantially all” of the company’s assets. For example, we note your disclosure on page 129; and

•                  The company can enter into transactions like recapitalizations, reorganizations and other highly leveraged transactions that do not constitute a change of control but that could adversely affect the holders of the notes. For example, we note your disclosure on page 128.

Response: The Company has provided additional Risk Factors in response to the Staff’s comment. Please see page 29 of the Amendment.

The capital stock securing the notes will automatically be released…, page 28

25.                                 You disclose that capital stock securing the notes will automatically be released from collateral if separate financial statements are required to be filed for any of your subsidiaries. Please disclose the significance level of any entity whose collateral currently exceeds 10% of the principal amount of the secured class of securities. Please also disclose this information as of each balance sheet date, including interim ones, subsequent to the original issuance of the Notes. Please continue disclosing this information in both a footnote to your financial statements and in the forepart of your ongoing filings under the Exchange Act.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see pages 79 to 80 of the Amendment.

26.                                 Please supplementally provide us with the computations you performed in reaching the conclusion that separate financial statements are not required under Rule 3-16 of Regulation S-X.

Response: The Company did not perform computations in reaching the conclusion that separate financial statements are not required under Rule 3-16 of Regulation S-X and respectfully submits that no such computations are required under the indenture. The “collateral cutback provision” discussed above provides that the capital stock and other securities of the Issuer or any subsidiary of the Company or the Issuer will constitute collateral securing the notes only to the extent that such capital stock can secure the notes without Rule 3-16 of Regulation S-X requiring separate financial statements of the Issuer or such subsidiary to be filed with the SEC. As a result, the pledge of the capital stock of entities whose capital stock exceeds 20% of the principal amount of the notes on October 1, 2006 is limited such that the value of the capital stock of each such entity that is pledged has an applicable value of less than 20% of the principal amount of the notes. The “collateral cutback provision” was negotiated and inserted into the noteholder Security Agreement specifically to avoid a requirement to file additional financial statements under Rule 3-16.

Rights of holders of notes in the collateral..., page 29

27.                                 The statements you make in this risk factor seem to contradict the requirements of Section 314 of the Trust Indenture Act. Please revise.

Response: The Company has made a revision on page 26 of the Amendment to clarify that there is no independent obligation under the indenture to notify the indenture trustee each time collateral is acquired in the future. Section 11.01 of the indenture does provide that:

“Parent and the Company shall take, and shall cause the Subsidiary Guarantors to take, any and all actions reasonably required to cause the Security Documents to create and maintain, as security for the Secured Obligations a valid and enforceable perfected Lien and security interest in and on all of the Collateral (subject to the terms of the Intercreditor Agreement), in favor of the Collateral Agent for the benefit of the Trustee and the Holders, second in priority to any and all Liens and security interests at any time granted in the Collateral to secure the First-Priority Lien Obligations. The Company and the Note Guarantors will from time to time promptly pay and discharge all recording or filing fees, charges and taxes relating to the filing or registration of this Indenture and the Security Documents, any amendments thereto and any other instruments of further assurance.”

The Company does not believe that the statements in this risk factor contradict the requirements of Section 314 of the Trust Indenture Act.

We may be adversely impacted by work stoppages..., page 38

28.                                 Please disclose the 2006 expiration dates for the union contracts. Make similar revisions on page 101.

Response: The Company has provided additional disclosure about the expiration dates for the union contracts expiring in 2006 and 2007 in response to the Staff’s comment. Please see pages 36 and 106 of the Amendment.

We are controlled by our principal equityholder..., page 38

29.                                 Please disclose the beneficial ownership of the company held by the Sun Capital affiliates and disclose that three of your directors are affiliated with Sun Capital.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 37 of the Amendment.

In connection with this exchange offer, we will incur substantial..., page 41

30.                                 Please quantify and state the substantial ongoing costs that you will incur in order to comply with the Exchange Act and Sarbanes-Oxley.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 40 of the Amendment.

Exchange Offer, page 43

Expiration Date; Extensions; Amendments, page 44

31.                                 We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: The Company has made the requested revision in response to the Staff’s comment. Please see page 43 of the Amendment.

Conditions, page 48

32.                                 All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Because acceptance occurs after the expiration of the offer, please clarify your language in the first paragraph by deleting the words “before the acceptance of the outstanding notes.”

Response: The Company has made the requested revision in response to the Staff’s comment. Please see page 47 of the Amendment.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 54 and 55

33.                                 We note that you combined the results of operations for Predecessor 1 and Predecessor 2 for 2005 and Predecessor 2 and Successor for 2006. As you noted in your filing, this presentation results in the combination of periods that have not been prepared on a comparable basis of accounting and is therefore not in accordance with generally accepted accounting principles. Please delete these columns from your pro forma financial statements.

Response: The Company has deleted the columns containing combined results of operations for Predecessor 1 and Predecessor 2 for 2005 and Predecessor 2 and Successor for 2006 in response to the Staff’s comment. Please see pages 53 and 54 of the Amendment.

Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 56

Note (g)

34.                                 We note that the actual interest rates can differ from those depicted for your revolving credit facility. Please disclose the effect on income of a 1/8 percent variance in your assumed interest rate.

Response: The Company has provided additional disclosure in response to the Staff’s Comment. Please see page 55 of the Amendment.

Selected Historical Combined Financial and Operational Data, page 57

35.                                 We note that the ratio of earnings to fixed charges is less than one-to-one for the year ended December 31, 2001, the period from April 1, 2005 to July 3, 2005 and the period from February 2, 2006 to July 2, 2006. Please disclose the dollar amount of these deficiencies as required by Instruction 2A to paragraph 503(d) of Regulation S-K.

Response: The Company has provided additional disclosure in response to the Staff’s Comment. Please see page 58 of the Amendment.

MD&A, page 60

End-User Market Demand, page 63

36.                                 Please state the basis for your determination in the last sentence of the last paragraph on page 63.

Response: The Company has provided additional disclosure in response to the Staff’s Comment. Please see page 63 of the Amendment.

Restructuring, page 65

37.                                 We note the August 28, 2006 Metal Weeks article, in which Timothy Stubbs was quoted as saying that the company was thinking about taking “two, possibly three plants” out of its North American network, although no specific plant locations were disclosed. Please discuss any material restructuring charges you expect to incur in 2006 and in 2007. If material, please add a risk factor regarding restructuring charges.

Response: In response to an investor’s question, Mr. Stubbs made remarks during the Company’s second quarter conference call regarding the possible closing of up to three of the Company’s facilities. These remarks were intended to highlight the fact that the Company continually seeks to identify opportunities to become more efficient and productive and to grow in its core operations. On August 28, 2006, Metals Week, a weekly industry publication, suggested that the Company may have already identified specific plants that it intends to close. While the Company had not yet finalized any such plans (nor had it finalized any such plans at the time the article was written), the Company did recently sell a non-core operation, which generated a loss, and has disclosed this sale in its financial statements. See Note 13 to the Company’s unaudited financial statements on page F-75 of the Amendment. Since 1999, the Company has closed five plants and has also sold non-core operations. In each case, the objective has been to recapture the costs incurred to restructure through efficiencies created as a result of the restructuring. Nevertheless, since the Company has incurred restructuring charges annually in recent years, it has decided to add a risk factor to reflect the uncertainty and potential impact of these actions on its earnings and liquidity. See pages 34 to 35 of the Amendment.

Results of Operations, page 67

38.                                 We note that you combined the results of operations for Predecessor 1 and Predecessor 2 for 2005 and Predecessor 2 and Successor for 2006. As you noted in your filing, this presentation results in the combination of periods that have not been prepared on a comparable basis of accounting and is therefore not in accordance with generally accepted accounting principles. We note that you must discuss all periods presented in the financial statements, even though some of those period relate to different predecessor operations and are not comparable with subsequent periods. The fact that these periods are not comparable with the subsequent periods presented does not eliminate the requirement to discuss these periods and the reasons for the changes in the registrant’s results of operations. Refer to Item 303 of Regulation S-K. We note that it may be appropriate to discuss and analyze the 2005 fiscal year and the 2006 interim period results on a pro forma basis in addition to your discussion of these periods on a stand alone historical basis.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see pages 68 to 73 of the Amendment.

Liquidity and Capital Resources, page 73

39.                                 Please provide a comprehensive discussion of the impact that increases and decreases in aluminum prices have had and are expected to have on your financial liquidity. A good starting point for this discussion is your risk factor disclosure on page 35 regarding the potential adverse impact of rising aluminum costs on your financial results. Please refer to Item 303(a)(1) of Regulation S-K.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 76 of the Amendment.

40.                                 Discuss the risks that a reduction in dividends associated with your investment in AAG would have on your liquidity given that this dividend provided a significant amount of your cash flows from operations for the period January 1 through March 31, 2005 and six months ended July 2, 2006. Please refer to Item 303(a)(1) of Regulation S-K.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 76 of the Amendment.

11 1/2% Second-Priority Senior Secured Notes, page 75

41.                                 Please revise to disclose the important exceptions and qualifications referred to in the last sentence of the last paragraph of this section.

Response: The Company has provided additional disclosure regarding the “collateral cutback provision” which limits the second-priority liens on assets and second-priority pledges of capital stock which secure the notes. The Company believes that it would be impracticable to fairly summarize the exceptions and qualifications to all of the covenants contained in the indenture governing the notes, which are set forth on pages 134 to 154 of the Amendment, and therefore has not included this disclosure here.

Business, page 86

42.                                 Please describe the practices of the company and the industry relating to its inventories. See Item 101(c)(1)(vi) of Regulation S-K.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 102 of the Amendment.

Asia Aluminum Group, page 98

43.                                 Please file as exhibits the agreements referred to in this section.

Response: The Company has filed the AAG shareholders agreement, the stock purchase agreement and the long-term supply agreement with AAG as Exhibits 10.17, 10.18 and 10.19 to the Amendment.

Backlog, page 102

44.                                 Please disclose the dollar amount of backlog orders you believe are firm, as of a recent date and as of a comparable date in the preceding fiscal year. Disclose what portion of the backlog order you do not reasonably expect to be filled within the current fiscal year. See Item 101(c)(1)(viii) of Regulation S-K.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 107 of the Amendment.

Environmental Matters, page 102

45.                                 We note your disclosure that you are subject to enforcement actions or penalties for failing to comply with environmental regulations. Please confirm that no additional disclosures are required here, taking into account Instruction 5 to Item 103 of Regulation S-K.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 108 of the Amendment.

Security Ownership of Certain Beneficial Owners, page 100

46.                                 Since Messrs. Terry, McElwee, and Liff are executive officers or managing directors of Sun Capital, please tell us why you did not include the shares held by Sun Capital as also beneficially held by those directors. Alternatively, please revise to include those shares for these directors.

Response: The Company did not include the shares held by Sun Capital as also beneficially held by Messrs. Terry, McElwee and Liff because these directors do not have voting or dispositive power over the shares held by Sun Capital and do not control the shares held by Sun Capital by virtue of their positions as executive officers or managing directors with Sun Capital. The Company directs the Staff’s attention to footnote 1 on pages 114 to 115 of the Amendment, where the Company discloses that Marc J. Leder, Rogder R. Krouse and certain entities affiliated with Sun Capital have voting and dispositive power over the shares held by Sun Capital.

Management, page 104

47.                                 Please revise to disclose the business experience during the past five years for all of the individuals named in this section. Refer to Item 401(e) of Regulation S-K.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see pages 109 to 110 of the Amendment.

Certain Relationships and Related Transactions, page 111

48.                                 Please quantify the annual fees paid to affiliates under the management services agreement.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 117 of the Amendment.

Description of Certain Indebtedness, page 114

49.                                 Please describe in detail the financial covenants in the revolving credit facility.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see pages 120 to 121 of the Amendment.

50.                                 Please also state whether you are in compliance with your debt covenants.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 121 of the Amendment.

Description of Notes, page 117

51.                                 Please revise the statement in the second sentence of the third paragraph of this section to delete the implication that investors do not have rights relating to the description of the indenture the other agreements contained in your registration statement. In this regard, we note that investors are entitled to rely solely on your description of the exchange notes.

Response: The Company has made the requested revision in response to the Staff’s comment. Please see page 122 of the Amendment.

Limitations on Stock Collateral, page 121

52.                                 Tell us supplementally whether there has been any change in the subsidiaries whose stock is included in the collateral pool since you issued the old notes. Tell us whether there has been any change since you filed the registration statement. Finally, tell us what consideration you have given to whether the potential for a shift in the collateral pool affects the requirement that securities exchanged in a transaction in reliance on the Exxon Capital line of letters be identical. Given the potential for a shift in the collateral pool during the exchange offer, please supplementally confirm that the security provisions in both the old and new notes are identical. We may have additional comments upon review of your response.

Response: There has not been any change in the subsidiaries whose stock is included in the collateral pool since the Company issued the outstanding notes or since the Company initially filed the Registration Statement, and the Company does not believe that there will be any such change prior to the completion of the exchange offer for the notes.

The Company does not believe that the potential for a shift in the collateral pool affects the requirement that securities exchanged in a transaction in reliance on the Exxon Capital line of letters be identical. The indenture governing the outstanding notes also governs the terms of the new notes, and the Security Documents governing the pledge of collateral for the benefit of holders of the outstanding notes also governs the pledge of collateral for the benefit of holders of the new notes. Indentures governing the terms of notes frequently contain covenants requiring subsidiaries to become guarantors of the notes if they guarantee other indebtedness of the issuer. The fact that new subsidiaries may be created or acquired, and may be required to provide a guarantee, and the fact that a guarantee may be released under the terms of the indenture under certain circumstances, do not change the fact that the notes are identical securities with identical terms and provisions. Under the indenture governing the Company’s notes, a guarantor of the outstanding notes is also required to be a guarantor of the new notes since the terms of the indenture are identical, in accordance with the standards established by the Exxon Capital line of no-action letters. In addition, the collateral provisions in the Security Documents are identical for the outstanding notes and for the new notes. Consequently, the collateral package securing payments of interest and principal on the outstanding notes is identical to the collateral package securing payments of interest and principal on the new notes. Any changes in the collateral pledged under the Security Documents will have identical effects on both the outstanding notes and the new notes, since both are governed by identical terms and provisions.

53.                                 Supplementally confirm that you will advise the staff of any change in the subsidiaries whose stock is included in the collateral pool prior to effectiveness.

Response: The Company acknowledges the Staff’s comment and confirms that it will advise the Staff of any changes in the subsidiaries whose stock is included in the collateral pool prior to effectiveness.

Certain Definitions, page 154

54.                                 Please eliminate definitions of terms that you do not use in the prospectus or whose meanings are apparent or commonly understood. Examples of these terms include, but are not necessarily limited to: Board of Directors, GAAP and Person.

Response: The Company has made revisions in response to the Staff’s comment. Please see pages 162 and 179 of the Amendment. However, the Company has retained the definition of GAAP because the Company believes that the distinction between GAAP as in effect on the issue date of the notes, as contrasted to GAAP in effect from time to time, is important information to noteholders.

Material United States Federal Income Tax Considerations, page 185

55.                                 Please make it clear which statements represent counsel’s opinions and identify counsel.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 190 of the Amendment.

Legal Matters, page 191

56.                                 Please disclose that Kirkland & Ellis has opined that the notes and guarantees are binding obligations of the registrants.

Response: The Company has made the requested revision in response to the Staff’s comment. Please see page 196 of the Amendment.

Where You Can Find More Information, page 191

57.                                 Please remove the language in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the application form.

Response: The Company has made the requested revision in response to the Staff’s comment. Please see page 196 of the Amendment.

58.                                 It does not appear that you file reports with the SEC yet. Please revise the first sentence of the second paragraph.

Response: The Company has made the requested revision in response to the Staff’s comment. Please see page 196 of the Amendment.

Indalex Financial Statements

Independent auditor’s report, page F-4

59.                                 We note that in its audit of Indalex for the year ended December 31, 2003 Deloitte & Touche LLP did not audit the financial statements of AAG. Given their reference to AAG’s auditors and the financial statements of AAG for the year ended June 30, 2003, it appears that the audit report for AAG for the year ended June 30, 2003 must be included in the filing. Please advise.

Response: The Company has provided financial statements for AAG for the year ended June 30, 2003 in response to the Staff’s comment. Please see pages F-147 to F-180 of the Amendment.

Consolidated and Combined Financial Statements of Income, page F-6

60.                                 You disclosed stock-based compensation expense in a separate line item in your statement of operations. Share based payments should be reflected in the same line or lines as cash compensation paid to the same employees based on the guidance in SAB Topic 14:F. Please revise this disclosure. Please also revise your presentation of share based payments in the statement of operations presented in the summary historical and unaudited pro forma condensed combined financial data on page 20, unaudited pro forma condensed consolidated statements of operations on page 54, selected historical combined financial and operating data on page 58 and results of operations on page 67.

Response: The Company has made the requested revisions in response to the Staff’s comment. Please see pages 17,  53, 54, 57, 67, F-6, F-48, F-53, F-55, F-59 and F-88 of the Amendment.

Note 3 - Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-14

61.                                 Your revenue recognition policy simply states, “Revenues are recognized when products are shipped.” If material, please expand your revenue recognition policy to differentiate your product sales from your tolling and other services you provide. Please refer to SAB Topic 13:A.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page F-14 of the Amendment. The materiality of tolling is addressed on page 63 of the Amendment.

Inventories, page F-14

62.                                 We note that you use the LIFO method for certain aluminum extrusion inventories and the FIFO method to determine cost of the remaining portion of your inventory. It appears that you should provide a critical accounting policy to identify the business reasons for using different methods for determining the cost of your inventories. Specifically address if you are using both methods for any similar types of inventory and if so, please also disclose your basis for doing so.

Response: Inventory methods were determined by the method used by the business prior to acquisition. Approximately 35% of the Company’s business is operated in Canada. Inventories in Canada are accounted for on the FIFO method. The US business is accounted for using the LIFO method, with the exception of one business acquired that uses FIFO. The inventory levels for that business typically account for 15% of total inventory. The Company has revised the significant accounting policy to read as follows:

“Inventories are valued at the lower of cost or market. Cost includes labor, materials, and production overhead. The cost of domestic inventory is determined predominantly using the last-in, first-out (“LIFO”) method. The cost of inventory in foreign operations is costed using the first-in, first out method.”

Please see page F-15 of the Amendment. The Company has provided additional disclosure on page F-29 of the Amendment.

Investments in Affiliates, page F-15

63.                                 Expand your disclosure to apply the guidance and disclosures required by EITF 03-1 and FASB Staff Position No. FAS 115 for your preferred shares of other indirect wholly owned subsidiaries of Novar plc that you account for at cost.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page F-15 of the Amendment.

Asset Retirement Obligations

64.                                 We note that you own a significant number of extrusion, painting, anodizing and casting facilities. Tell us what consideration you have given to disclosing the commitments and contingencies surrounding your asset retirement obligations. Refer to paragraph 22 of SFAS 143.

Response: The Company engages in three principal types of activities at its manufacturing operations. These operations are extrusion, finishing (both painting and anodizing) and casting. The Company owns all extrusion and casting facilities except for one facility that is leased. The Company does not have any commitments or contingencies associated with the retirement of long-lived assets at its owned facilities.

The Company leases an extrusion facility that accounts for approximately 5% of sales volume. The Company owns the equipment used in this facility. Although the Company has ongoing responsibility to repair damages it causes to the facility, it does not have the responsibility to restore the facility to its original condition.

Historically, none of the manufacturing activities has involved the use of substantial amounts of substances that are highly threatening to human health or the environment if released. The extrusion and casting processes use petroleum-based hydraulic oils, and casting lubricants that typically consist of vegetable oils, which pose a very low level threat to the environment. The finishing process involves the use of paints, solvents and anodizing solutions that consist of various acids and bases. However, these kinds of solvents are not generally used in sufficient quantities at the Company’s operations to cause significant problems, and are generally handled carefully at the Company. Like petroleum (from which they are derived), they are also highly biodegradable. That means if they are released, they are more likely to be addressed through natural attenuation, which involves no cost or at most a relatively inexpensive monitoring program, rather than through active (and therefore costly) remediation. The Company continually evaluates the exposure at these facilities with the assistance of a third party consultant. Please see pages 35 to 36 of the Amendment for a discussion of the environmental risks and exposure.

Note 4 — Honeywell Acquisition, page F-23

65.                                 Please disclose the cost of the Company’s acquisition. Refer to paragraph 51d of SFAS 141. Also provide the pro forma financial information required by paragraph 54 of SFAS 141.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page F-24 of the Amendment.

Note 5 - Investment in Preferred Shares of Affiliates, page F-24

66.                                 We have the following comments on your liquidation of preferred shares of Novar affiliates.

•                  Your disclosure indicates that the investment in these preferred shares was liquidated however your statement of cash flows indicates that this was a non cash transaction. Please clarify.

•                  Your disclosure indicates that the Company recorded $9.1 million dividend in the period ended March 31, 2005 and $15.1 million and $12.7 million in the years ended December 31, 2004 and 2003. Please clarify the nature of these dividends. In this regard, we note your statement of cash flows identifies the $9.1 million dividend as a “dividend satisfying affiliated obligations.” Address the appropriateness of reflecting this dividend in your statement of operations.

•                  Tell us why this liquidation of preferred shares was reflected as an equity transaction.

Response: The Company owned shares of nonvoting, cumulative preferred shares of other indirect wholly owned subsidiaries of Novar plc.  The investments were managed by Novar plc.   The Company accounted for the investments at cost.  The investments provided a fixed annual dividend rate per share that was the basis for income recognition.

The investments were liquidated as part of the divestiture of Novar plc.  The liquidation resulted from a resolution of the Board of Directors that set the liquidation price at book value, and declared an interim dividend to the shareholder of $9.1 million.  As part of the transaction a loan between the Company and Novar plc was settled.  The Board of Directors also declared a dividend owed to Novar plc for the net value of the liquidated investments, interim dividend earned and loan settled.  The dividend was accounted for as a reduction to retained earnings.

Note 8 - Restructuring Charges, page F-25

67.                                 You have recognized restructuring charges in 2003, 2004 and 2005. Please provide a table that reconciles the beginning and ending balances for each significant restructuring expense as required by paragraph 20(b)(2) of SFAS 146.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page F-27 of the Amendment.

Note 10 - Affiliate Transactions, page F-27

68.                                 Your disclosure indicates that you paid management fees to affiliated companies but does not disclose the nature of the services and their respective costs. As indicated in SAB Topic 1B, the historical income statements of a registrant should reflect all of its costs of doing business. Please confirm and revise your disclosures as appropriate to indicate that all costs, such as officer and employee salaries, rent, depreciation, advertising, accounting, legal and other selling, general and administrative expenses, incurred by your prior parents on your behalf have been appropriately reflected in your historical financial statements. Also, refer to Question 2 of SAB Topic 1B for required disclosures regarding the allocation of such costs. A good starting point for your financial statement disclosures is the second paragraph under the caption, Stand Alone Company on page 62 of the filing.

Response: The Company has modified its financial statements for the years presented to explain management fees as required by SAB Topic 1B. Please see page F-29 of the Amendment. The Company has reflected management fees in the financial statements and disclosures as charged by its parent companies for the services provided by Novar, Honeywell and most recently, Sun Capital Partners. Under Novar, Indalex was a much greater percentage of the operations of than Honeywell and the magnitude of the fees charged reflect that. Under Sun Capital, the Company pays a management fee for M&A, operational management, and corporate governance which is reflected in the financial statements. The Company also directly pays for services that were previously paid as management fees to affiliates in the areas of tax, legal, risk management, and treasury. Management believes that it is able to more cost effectively perform these functions and that the management fees in the financial statements are reasonably reflective of the services provided and costs incurred to do business. The Company has further provided the expected costs that would have been incurred if Indalex was stand alone for the periods in the pro forma income statements based on its best estimate.

Note 16 - Disposals and Assets Held for Sale, page F-30

69.                                 We note that you make references to an independent appraiser in the determination of the impairment of your aluminum extrusion facility. Since this reference is made in a filing in the 1933 Act environment, you must identify the external legal counsel and include their consent. Refer to Section 436(b) of Regulation C. Alternatively you may delete this reference.

Response: The Company has deleted the reference in response to the Staff’s comment. Please see page F-32 of the Amendment.

Note 19 - Commitments and Contingencies, page F-39

70.                                 We note that you make references to an environmental consultant in the determination of your environmental contingencies. Since this reference is made in a filing in the 1933 Act environment, you must identify the external legal counsel and include their consent. Refer to Section 436(b) of Regulation C. Alternatively you may delete this reference.

Response: The Company has deleted the reference in response to the Staff’s comment. Please see page F-41 of the Amendment.

71.                                 You disclosed that you are currently involved in investigatory matters at facilities in Watsonville, California and Dayton, New Jersey. You also disclosed that you have been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act at 19 locations. Based on these investigations you have accrued a reserve of approximately $1.8 million as of December 31, 2005. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. We also remind you that paragraph 10 of SFAS 5 requires that you give an estimate of the possible loss or range of loss. Given that you have identified environmental remediation liabilities as a critical accounting policy, please expand your disclosures of your potential contingencies in accordance with SFAS 5, FIN 14 and SAB Topic 5:Y.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see pages F-41 to F-42 of the Amendment.

72.                                 Given your risk factor, “We may be required to guarantee indebtedness of AAG.”, it appears that you may need to provide the disclosures required by paragraph 13 of FIN 45. Please advise or revise to provide these disclosures.

Response: The Company does not believe FASB Interpretation number 45 would apply as there is not, and has never been, a guarantee between Indalex and Asia Aluminum Group (AAG). The shareholders agreement between Indalex and AAG was signed on June 8, 2001 and only provided a commitment for Indalex to potentially provide a guarantee to AAG under very limited circumstances.

The Company evaluated the impact of a potential guarantee on its financial statements using FASB 5 and concluded that no disclosure in the financial statements was necessary as any likelihood of the assertion of a guarantee is remote. The support for this position is that AAG, nor any financial institution, has requested a guarantee in the 5 1/2 years the agreement has been in place, and all of the debt that could be subject to a guarantee has been refinanced, canceled or superseded. Refinancing, or restructuring, of the debt eliminates the potential for a guarantee.

73.                                 We note that you have assessed the materiality of your various legal proceedings, claims and litigations as it relates to the combined results of operations or cash flows in a given year. Given your future requirement to file quarterly financial information, clarify whether the outcome of these contingencies could have a material impact on your results of operations or cash flows in a given quarter.

Response: The Company has deleted the words “in a given year” on page F-41 of the Amendment in response to the Staff’s comment.

Note 21 - Stock-Based Compensation, page F-41

74.                                 You indicate on page 111 that you made cash and dividend payments to certain executives in connection with the Honeywell Acquisition. Tell us how you accounted for these payments. Address the original terms of these stock options and identify the authoritative literature you relied on. Clarify how you determined the liquidation price of these options.

Response: Certain employees of the Company were granted options to purchase shares of Novar plc (under Predessor 1) under the Novar plc Executive Share Option Scheme and the Novar plc 1996 Executive Share Option Scheme (the “Plans”).  Under the Plans, options were granted with exercise prices equal to the quoted market price of Novar plc’s stock on the date of grant.  The fair value of the options on their grant date was measured using the Black-Scholes option-pricing model.

Options granted prior to 1996 were generally exercisable after three years and expired ten years from the date of the grant.  Options granted in 1996 and after were exercisable after three years only upon attainment of certain performance goals, generally based on earnings of Novar plc.  These options also expired ten years from the date of grant.  Cash settlement of options occurred between the employee and Novar plc.

The Company accounted for stock-based compensation by applying APB Opinion No. 25, Accounting for Stock Issued to Employees, under which compensation expense was recorded for variable award plans over the vesting periods of such plans, based upon the then-current market values of underlying stock (Novar plc stock).  The value of the options not vested was recorded to equity as unearned deferred compensation with a credit to additional paid-in capital.

The sale of Novar plc was a triggering event that vested the options at the price Novar was sold (excluding the dividend).  The Company determined compensation expense based on the sale price of Novar plc.

Note 24 - Consolidating Guarantor and Non-Guarantor Financial Information, page F-44

75.                                 Expand your disclosure to indicate why you are presenting this consolidating financial information and provide all the disclosures required by Rule 3-10(d) of Regulation S-X. Specifically, indicate whether:

•                  the issuer and all subsidiary guarantors are 100% owned by the parent,

•                  the guarantees are joint and several, and

•                  the guarantees are full and unconditional.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see pages F-46 and F-85 of the Amendment.

Schedule II - Valuation and Qualifying Accounts

76.                                 Please provide the Schedule II — Valuation and Qualifying Accounts Schedule required by Article 12 of Regulation S-X for your allowance for doubtful accounts.

Response: The Company directs the Staff’s attention to page II-3 of the Amendment for Schedule II — Valuation and Qualifying Accounts.

Indalex Holdings Finance, Inc.

General

77.                                 Please address the comments above in your interim filings as well.

Response: The Company acknowledges the Staff’s comment.

Consolidated and Combined Financial Statements of Cash Flow, page F-57

78.                                 We note that your line item Affiliated acquisition fees of $5.5 million that you have adjusted for to reconcile net loss to net cash from operating activities for the period from February 2, 2006 to July 2, 2006. Please describe the nature of these acquisition fees and tell us why it is appropriate to classify these fees within cash flows from operating activities. Please refer to SFAS 95.

Response: The $5.5 million of acquisition fees were paid to affiliates of Sun Capital Partners, Inc. The majority of the fees ($5.1 million) were paid for services associated with evaluation, negotiation, financing and structuring of the acquisition of Indalex by the

Company, which is beneficially owned by affiliates of Sun Capital Partners, Inc. The remaining $0.4 million was a closing fee related to the $15 million of notes purchased by Sun Capital Securities Offshore Fund, Ltd. Sun Capital Securities Offshore Fund, Ltd. subsequently sold the $15.0 million of notes to unaffiliated purchasers.

The $5.5 million of fees were expensed in the statement of operations in the period February 2, 2006 through July 2, 2006. Since the fees relate to the acquisition and were expensed on the statement of operations, they are presented in the statement of cash flow as an item reconciling net loss to net cash from operating activities, and are included along with the other acquisition expenditures as a cash outflow in the line titled cash paid for acquisition in investing activities.

Note 2 - The Indalex Holdings Acquisition, page F-62

79.                                 You indicate on page 111 that you paid cash to certain executives in connection with the Holdings acquisition. Revise your disclosures to discuss these payments as well as their related accounting.

Response: Certain executives received divestiture incentive bonuses during the period from January 1 to February 1, 2006 as a result of the sale of Indalex to the Company, which is beneficially owned by affiliates of Sun Capital Partners, Inc. The payments were made by Honeywell on behalf of the Company and were recorded in January 2006 as compensation expense in selling, general and administrative and as a contribution of capital in the Indalex Holdings Finance, Inc. financial statements. Since the payments were compensation and not part of the Holdings acquisition, the Company has not included these payments in Note 3 on page F-66 to F-67 of the Amendment.

Exhibits

80.                                 Please file the Intercreditor Agreement.

Response: The Company has filed the noteholder Security Agreement and the Intercreditor Agreement as Exhibits 4.4 and 4.5 to the Amendment.

Exhibit 5.1

81.                                 Counsel cannot assume the due authorization and execution of all documents and the authority of the persons signing on behalf of the company or the guarantors. Please revise the first full paragraph on page 2.

Response: We will clarify that we do not assume the due authorization and execution of all documents and the authority of persons signing on behalf of the Company and the guarantors that are Delaware corporations. With respect to due authorization and execution of all documents and the authority of the persons signing on behalf of the guarantors incorporated in Tennessee and Wisconsin, we have relied on the opinions of Harwell Howard Hyne Gabbert & Manner, P.C. and Foley & Larder LLP, respectively.

82.                                 In the second paragraph on page 2, please delete the qualification relating to public policy considerations which may limit the rights of parties to obtain certain remedies.

Response: We will delete the qualification relating to public policy considerations in response to the Staff’s comment.

83.                                 Please tell us the purpose of your statement on page 3 that “[t]his letter is not intended to guarantee the outcome of any legal dispute which may arise in the future.”

Response: The purpose of the statement on page 3 that “[t]his letter is not intended to guarantee the outcome of any legal dispute which may arise in the future” is to make clear that an opinion of counsel is not binding on any court. Hence, no assurance can be given that the opinion of counsel included with the Registration Statement will not be successfully challenged by a third party or rejected by a court.

84.                                 We note counsel’s carve-out that it is not qualified to practice law in the state of Delaware. Since you are a Delaware company, counsel must opine on the laws of Delaware. Please note, the Commission shares in the generally accepted proposition that all lawyers are deemed capable of opining on Delaware law. Please have counsel revise to provide an opinion consistent with the requirement of Item 601(b)(5) of Regulation S-K and delete the second to last sentence of the carry-over paragraph at the top of page 3.

Response: We will delete the second to last sentence of the carry-over paragraph at the top of page 3 in response to the Staff’s comment.

85.                                 We note the statement in the last sentence of the second to last paragraph on page 3. Please delete this statement or ensure that the opinion is dated as of the date the registration statement is declared effective.

Response: We will revise the opinion to ensure that the opinion is dated as of the date the Registration Statement is declared effective and will include it as Exhibit 5.1 in a subsequent pre-effective amendment to the Registration Statement. Our proposed revisions to Exhibit 5.1 are attached hereto as Annex A.

Exhibit 5.2

86.                                 You can limit reliance with regard to purpose, but not person. Please delete the last sentence. This comment also applies to the last paragraph of Exhibits 5.3.

Response: Harwell Howard Hyne Gabbert & Manner, P.C. has made the requested revision in response to the Staff’s comment. Please see Exhibit 5.2 to the Amendment. Foley & Lardner LLP has deleted the former third sentence of the last paragraph of Exhibit 5.3 in its entirety and the first clause of the former fourth sentence of that same paragraph in response to the Staff’s comment. Please see Exhibit 5.3 to the Amendment.

Exhibit 5.3

87.                                 Counsel cannot assume that the registrant has taken all corporate actions necessary to authorize the transaction. Furthermore, this is a material fact that appears to be readily ascertainable. Therefore, please revise the first full sentence on page 2 relating to the unanimous consent.

Response: Foley & Lardner LLP has deleted the last sentence of the third paragraph of Exhibit 5.3 in its entirety in response to the Staff’s comment.

88.                                 Counsel cannot assume the due authorization and execution of all documents and the authority of the persons signing on behalf of the guarantor. Please revise assumption (e) on page 2.

Response: Foley & Lardner LLP has revised its former assumption (e) by clarifying that its assumption regarding the genuineness of signatures reviewed by it does not extend to the signatures of persons acting on behalf of the Guarantor and added corresponding clarifying language to the third paragraph of Exhibit 5.3 in response to the Staff’s comment.

89.                                 Please delete assumptions (d), (f) and (g) on pages 2 and 3 as inappropriate.

Response: Foley & Lardner LLP has deleted the former assumptions (d), (f) and (g) on pages two and three in their entirety in response to the Staff’s comment.

90.                                 Please delete qualifications (a), (b)(iii)-(v), (c), and (d) on pages 4 and 5 as inappropriate.

Response: Foley & Lardner LLP has deleted the former assumptions (a), (b)(iii)-(v), (c) and (d) on pages four and five in their entirety in response to the Staff’s comment.

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191 or Carol Anne Huff at (312) 861-2163.

Sincerely,

/s/ James S. Rowe
James S. Rowe

cc:	Timothy R.J. Stubbs
Michael Alger
Indalex Holdings Finance, Inc.

Annex A

Form of Item 5.1 Opinion

200 East Randolph Drive Chicago, Illinois 60601

312 861-2000	Facsimile:
312 861-2200
www.kirkland.com

Exhibit 5.1

~~October 24,~~December      , 2006

Indalex Holding Corp.
   and the Guarantors set forth below
75 Tri-State International, Suite 450
Lincolnshire, Illinois 60069

Re:                               Registration Statement on Form S-4

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special legal counsel to Indalex Holding Corp., a Delaware corporation (the “Issuer”), Indalex Holdings Finance, Inc., a Delaware corporation (the “Parent Guarantor”), Indalex Inc., a Delaware corporation, Caradon Lebanon Inc., a Tennessee corporation, and Dolton Aluminum Company, Inc., a Wisconsin corporation (collectively with the Parent Guarantor, the “Guarantors” and, collectively with the Issuer, the “Registrants”). In this opinion letter: (i) the Issuer, the Parent Guarantor and Indalex Inc. are also referred to as the “Delaware Registrants,” (ii) Caradon Lebanon Inc. is also referred to as the “Tennessee Registrant,” and (~~ii~~iii) Dolton Aluminum Company, Inc. is also referred to as the “Wisconsin Registrant.” This opinion letter is being delivered in connection with the proposed registration by the Issuer of $270,000,000 in aggregate principal amount of the Issuer’s 11 1/2% Second-Priority Senior Secured Notes due 2014, Series B (the “Exchange Notes”) pursuant to a Registration Statement on Form S-~~4 to be~~4, originally filed with the Securities and Exchange Commission (the “Commission”) on ~~the date hereof,~~October 24, 2006, under the Securities Act of 1933, as amended (the “Act”) (such Registration Statement, as amended or supplemented, is hereinafter referred to as the “Registration Statement”).

The obligations of the Issuer under the Exchange Notes will be guaranteed by the Guarantors (the “Guarantees”). The Exchange Notes and the Guarantees are to be issued pursuant to the Indenture, dated as of February 2, 2006 (as may be amended or supplemented from time to time, the “Indenture”), among the Issuer, the Guarantors and U.S. Bank National Association, as trustee. The Exchange Notes and the Guarantees are to be issued in exchange for and in replacement of the Issuer’s outstanding 11 1/2% Second-Priority Senior Secured Notes due 2014 (the “Existing Notes”) and the guarantees thereof, of which $270,000,000 in aggregate principal amount is subject to the exchange offer pursuant to the Registration Statement.

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

In connection with issuing this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) resolutions of the Registrants with respect to the issuance of the Exchange Notes and the Guarantees, (ii) the Indenture, (iii) the Registration Statement and (iv) the Registration Rights Agreement, dated as of February 2, 2006, by and among the Registrants, J.P. Morgan Securities Inc., Harris Nesbitt Corp., Credit Suisse Securities (USA) LLC, Piper Jaffray & Co. and Morgan Joseph & Co. Inc.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto (other than the Delaware Registrants) and the due authorization, execution and delivery of all documents by the parties thereto (other than the Delaware Registrants). We have not independently established or verified any facts relevant to the opinions expressed herein, but have relied upon statements and representations of officers and other representatives of the Registrants and others.

Our opinion expressed below is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally~~,~~ and (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) ~~and (iii) public policy considerations which may limit the rights of parties to obtain certain remedies~~.

Based upon and subject to the assumptions, qualifications, exclusions and limitations and the further limitations set forth below, we are of the opinion that when (i) the Registration Statement becomes effective, (ii) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and (iii) the Exchange Notes have been duly executed and authenticated in accordance with the provisions of the Indenture and duly delivered to the holders thereof in exchange for the Existing Notes, the Exchange Notes will be binding obligations of the Issuer and the Guarantees will be binding obligations of the Guarantors.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Our advice on every legal issue addressed in this letter is based exclusively on the internal law of the State of New York~~,~~ or the General Corporation Law of the State of Delaware

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(including the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting the foregoing) ~~or the federal law of the United States~~, and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the jurisdiction which enacted such law. The manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. This letter is not intended to guarantee the outcome of any legal dispute which may arise in the future. For purposes of our opinion that the Guarantees will be binding obligations of the Guarantors, we have, without conducting any research or investigation with respect thereto, relied on the opinions of: (i) Harwell Howard Hyne Gabbert & Manner, P.C., with respect to the Tennessee Registrant, and (ii) Foley & Lardner LLP, with respect to the Wisconsin Registrant, that such Guarantees have been duly authorized, executed and delivered, and do not conflict with, or require consents under, their respective states of organization. We are not licensed to practice in Tennessee and Wisconsin, and we have made no investigation of, and do not express or imply an opinion on, the laws of such states. ~~We are not qualified to practice law in the State of Delaware and our opinions herein regarding Delaware law are limited solely to our review of provisions of the General Corporation Law of the State of Delaware which we consider normally applicable to transactions of this type, without our having made any special investigation as to the applicability of another statute, law, rule or regulation.~~ None of the opinions or other advice contained in this letter considers or covers any foreign or state securities (or “blue sky”) laws or regulations.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. We assume no obligation to revise or supplement this opinion after the date of effectiveness of the Registration Statement should the present laws of the States of New York~~,~~ or Delaware ~~or the federal law of the United States~~ be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

Sincerely,

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